FOR IMMEDIATE RELEASE:

Afya Limited Announces the Acquisition of CardioPapers

April 5, 2022 – Afya Limited, or Afya (Nasdaq: AFYA) today announced the acquisition, through its wholly-owned subsidiary Afya Participações S.A, of 100% of CardioPapers.

CardioPapers is the main medical content and education platform in the Cardiology field, offering courses and books developed by physicians and for physicians, covering all phases of the medical career, aligned with Afya’s overall business strategy.

The platform includes more than ten courses, such as a cardiology specialist degree preparatory course, cardiological emergencies course, preoperative course, dyslipidemia course, EKG course and diabetes course, exploring the cardiologic medical field and also expanding to other medical areas.

CardioPapers had 7.000 students in 2021 and almost 215.000 followers on Instagram. The company expects R$18.8 million of gross revenue for 2022.

This business combination incorporates new capabilities to the content & technology for the medical education pillar and further strengthens Afya's digital ecosystem.

The aggregate purchase price (enterprise value) paid to sellers was R$35.0 million, of which 100% was paid in cash. An earn-out of up to R$ 15 million can be paid, R$14 million related to revenue goals and R$1 million related to other goals, both established for 2023 and 2024.

More information available on: https://ir.afya.com.br/ >> News & Events >> Presentations

About Afya

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br